Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, June 26, 2025

FAIRFAX WELCOMES MR. AMITABH KANT AS SENIOR ADVISOR

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) is pleased to announce that it has welcomed Mr. Amitabh Kant as a Senior Advisor to Fairfax. Mr. Kant has enjoyed a distinguished career spanning over four decades in public service and has a proven track record of driving transformative initiatives across India. His extensive expertise in economic development, innovation, and sustainable growth is expected to significantly benefit Fairfax’s long-term investment approach in India, and the industry insights and leadership experience he brings to Fairfax will help Fairfax to continue identifying and executing on opportunities within the region.

As India continues to pursue an ambitious roadmap toward becoming a developed economy by 2047, Fairfax expects many opportunities for it and its affiliates, including Fairfax India Holdings Corporation (“Fairfax India”) to participate in and benefit from the “Viksit Bharat” initiative, which aims to help India transition from a $4 trillion economy to a $30+ trillion powerhouse. Fairfax and Fairfax India already participate as investors in sectors critical to this transformation, including infrastructure, urbanisation, financial services, logistics, and mobility, and the growth and success of enterprises like Go Digit General Insurance Ltd. and the Kempegowda International Airport illustrate the potential benefits to shareholders of supporting efforts to build a resilient, sustainable and modern market economy in India that can continue to grow for many decades to come. In this context, leveraging Mr. Kant’s extensive experience in spearheading large-scale development initiatives spanning digital infrastructure, urban renewal, industrial reforms, and tourism, is expected to bring significant value to Fairfax and its affiliates.

Mr. Kant was a key figure during India’s G20 presidency, culminating in the historic New Delhi Leaders’ Declaration that emphasised digital public infrastructure, climate finance, and multilateral reform, and he has demonstrated an ability to unify diverse stakeholders around common development goals. As CEO of NITI Aayog, he was a driving force behind the Aspirational Districts Programme, which uplifted some of India’s most disadvantaged regions. His tenure as Secretary of the Department of Promotion of Industry and Internal Trade (DPIIT) saw pivotal reforms including the Make in India and Startup India campaigns, significantly improving Ease of Doing Business rankings by 79 places. Additionally, his work in promoting tourism with the ‘Incredible India’ campaign showcased his keen understanding of the power of cultural and economic integration.

“We are truly excited to welcome Amitabh to our Fairfax family,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax. “As his experience shows, Amitabh has outstanding experience in many of the key areas that India intends to grow significantly in coming years, but what we really value is his high integrity and alignment with the values of Fairfax. We look forward to working with him to further enhance Fairfax’s long-term objectives, delivering lasting value for our investors and stakeholders, while upholding our core values of honesty, transparency, and entrepreneurial spirit.”

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:   John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946